UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                AMENDMENT NO.1 TO
                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            REWARD ENTERPRISES, INC.
                           --------------------------
                                (Name of Issuer)

           NEVADA                   000-27259                  98-0203927
--------------------------------------------------------------------------------
  (State of Incorporation)    (Commission File No.)          (IRS Employer
                                                          Identification No.)



                         202 N. CURRY STREET, SUITE #100
                            CARSON CITY, NEVADA 89703
                    (Address of principal executive offices)


                                 (877) 937-1117
                         (Registrant's telephone number)

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                     GENERAL


         This Information Statement is being mailed on or about March 9, 2005 to the holders of shares of common stock of Reward Enterprises, Inc., a Nevada corporation, as of March 9, 2005. You are receiving this Information Statement in connection with the appointment of a member of Reward Enterprises' Board of Directors, who will become the sole director of Reward Enterprises. The resignation of the existing director, and the appointment of the new director, has already occurred, effective November 23, 2004.


ITEM 1. CHANGES IN CONTROL OF REGISTRANT

         On November 23, 2004, Consumers Choice Financial Services, Inc. entered into a Share Exchange Agreement ("Agreement") with Reward Enterprises, Inc. Pursuant to the Agreement, Consumers Choice Financial Services, Inc. and Reward Enterprises agreed to the following:


         Reward Enterprises shall issue three hundred and eighty million (380,000,000) shares of common stock in exchange for 100% of the outstanding shares of Consumers Choice Financial Services, Inc. The shares of common stock represent a majority of the outstanding common stock of Reward Enterprises.

         Earl Ingarfield, Reward Enterprises' sole officer and director, agreed to resign his respective positions and release all claims against Reward Enterprises.


         Reward Enterprises' Board of Directors shall appoint Jeff Fisher, president of Consumers Choice Financial Services, Inc. to its Board of Directors, and upon such appointment, Reward Enterprises' current Board member will resign.

         The Agreement was consummated on November 23, 2004. The closing conditions included the launch of a consumer debt buying operation within Consumers Choice Financial Services, Inc. which was completed on February 11, 2005.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.


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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth, as of March 2, 2005, certain information with respect to Reward Enterprises' equity securities owned of record or beneficially by (i) each officer and director of Reward Enterprises; and (ii) each person who owns beneficially more than 5% of each class of Reward Enterprises' outstanding equity securities.

NAME AND ADDRESS OF BENEFICIAL OWNER    NATURE OF     AMOUNT OF       PERCENTAGE
                                        OWNERSHIP     BENEFICIAL      OF CLASS
                                                      OWNERSHIP*

York Ventures, LLC(1)                    Direct      190,000,000        38.53%
202 N. Curry Street, Suite #100
Carson City, Nevada 89703

ATM Alliance Trust, LLC(2)               Direct      190,000,000        38.53%
620 Berkley Drive
Grapevine, Texas 76051

Bell Investments, LLC(3)                 Direct        2,300,000         0.47%
2033 Main Street, Suite 500
Sarasota, Florida 34237

         * Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The percentage of beneficial ownership is based on 493,266,100 shares of common stock outstanding as of March 2, 2005.


         (1) All investment decisions of, and control of, York Ventures, LLC are held by Jeff Fisher, its Manager. Mr. Fisher is the President, Chief Executive Officer, Acting Chief Financial Officer and a director of the Company.

         (2) All investment decisions of, and control of, ATM Alliance Trust, LLC are held by, Gus Moreland, its Manager.

         (3) Earl Ingarfield is the Manager of Bell Investments, LLC, and has the voting power and control over the 2,300,000 shares held by Bell Investments, LLC. Mr. Ingarfield was the President, Chief Executive Officer and sole Director of Reward Enterprises before the Agreement was closed.

LEGAL PROCEEDINGS

         Reward Enterprises is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of Reward Enterprises, or any affiliate of any such director, officer, affiliate of Reward Enterprises or security holder is a party adverse to Reward Enterprises or has a material interest adverse to Reward Enterprises.


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

INCOMING DIRECTOR

         The following table sets forth the name and age of the incoming director of Reward Enterprises. Directors serve one-year terms until their successors are elected. There are no family relationships among any of the directors and officers.

NAME                      AGE              POSITION(S)
----                      ---              -----------
Jeff Fisher               56               Director, President, Chief
                                           Executive Officer, Acting
                                           Chief Financial Officer

         JEFF FISHER. Mr. Fisher will serve as President, Chief Executive Officer, Acting Chief Financial Officer and a director of the Company after the Agreement was closed. Mr. Fisher has more than 25 years experience in the financial services, mortgage lending and consumer credit fields. For the last 5 years, prior to his involvement with Consumer's Choice Financial Services, Inc. and the Company, Mr. Fisher held the position of Director of Client Services with a law firm, as well as participated in the mortgage lending business.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16 (a) of the Securities Exchange Act of 1934 requires Reward Enterprises' directors and executive officers and persons who own more than ten percent of a registered class of Reward Enterprises' equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Reward Enterprises. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Reward Enterprises with copies of all Section 16 (a) forms they file.

         To Reward Enterprises' knowledge, as of the date of this filing, certain required report filings have not been filed.

BOARD AND COMMITTEE MEETINGS


         Both before and after the change of control of Reward Enterprises on November 23, 2004, there has been only one director of the Company.


         The Board of Directors does not have any committees.


         Therefore, the Company does not have a standing nominating committee or a committee performing similar functions. It is the view of the the Board of Directors that it is appropriate for the Company not to have such a committee because the Company only has one director and he is the only individual who participates in the consideration of director nominees. The Company's sole director performs the functions of a nominating committee.


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

         In that regard,

         (i) The Company does not have a nominating committee charter;

         (ii) Our sole director, who performs the functions of a nominating committee, is not independent as such term is defined under National Association of Securities Dealers Rule 4200;

         (iii) The Boad of Directors will consider director candidates recommended by shareholders of the Company. In considering candidates submitted by shareholders of the Company, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. To have a candidate considered by the Board of Directors, a shareholder must submit the recommendation in writing and must include the following information:

      o     The name and address of the proposed candidate;

      o     The  proposed   candidates  resume  or  a  listing  of  his  or  her
            qualifications to be a director of the Company;

      o A description of what would make such person a good addition to the Board of Directors;

      o A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

      o A confirmation of such person's willingness to serve as a director if selected by the Board of Directors;

      o The name of the shareholder submitting the name of the proposed candidate, together with information as to the number of shares owned and the length of time of ownership; and

      o Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

         The shareholder recommendation and information described above must be sent to the Company's President at 202 N. Curry Street, Suite 100, Carson City, Nevada 89703 and, in order to allow for timely consideration, must be received not less than 120 days in advance of the anniversary date of the release of the proxy statement for the Company's most recent annual meeting of shareholders.

         (iv) Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other


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

candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder; and

         (v) The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors, by management of the Company or by shareholders of the Company, as stated above. The Board of Directors has the sole authority to approve retain, approve the fees and retention terms of and terminate any search firm to be used to identify director candidates.


SUMMARY COMPENSATION TABLE

         The following table sets forth information with respect to the total compensation earned by, or paid to, the persons serving as Reward Enterprises' President, Chief Executive Officer, Controller and Vice-Presidents (the "Named Executive Officers") during 2004, 2003 and 2002. No other executive officer of Reward Enterprises earned total salary and bonus in excess of $100,000 during the years 2004, 2003 and 2002.

                                                ANNUAL COMPENSATION
                                   -------------------------------------------
                                   YEAR                    SALARY
                                                          ($)BONUS
                                                ($)OTHER ANNUAL COMPENSATION
NAME AND PRINCIPAL POSITION                                 ($)
---------------------------        -----        ------------------------------
Earl Ingarfield, President and
CEO                                2004                  $     -0-

Edward W. Withrow III, President   2003                  $  81,000
                                   2002                  $     -0-

Joseph C. Vigliarolo, Chief        2003                  $  53,500
Financial Officer, Treasurer       2002                  $     -0-


STOCK OPTION GRANTS IN LAST FISCAL YEAR

None Granted or Exercised

STOCK OPTIONS HELD AT YEAR END

No options were held by directors, executive officers or affiliates at year end.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information set forth under the caption "Certain Relationships and Related Transactions between Management and the Company" in the annual report on Form 10-KSB filed with the Securities and Exchange Commission on November 15, 2004 is incorporated herein by reference.


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

                                    SIGNATURE

         Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


March 2, 2004                              REWARD ENTERPRISES, INC.

                                           By: /s/ Jeff Fisher
                                               ----------------------------
                                           Print Name: Jeff Fisher
                                           Title: Chief Executive Officer

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